# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Priority Technology Holdings, Inc., CIK 0001653558
CUSIP: 74275G107
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, United States (X1), 30004
Date of event which requires filing of this statement: 01/17/2025
Amends the filing with accession number 0001615774-18-007562
Filed by CIK 0001747139
Persons authorized to receive notices and communications: John V. Priore, 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004, 8009355961

## Reporting persons
- John V. Priore (CIK 0001747139): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 50,913; shared voting power 4,020,661; sole dispositive power 50,913; shared dispositive power 4,020,661; aggregate amount beneficially owned 4,071,574 (5.4% of the class)
  Comment: Item 13 percentage based on 75,219,854 shares of Common Stock outstanding on January 15, 2025.
- AESV CreditCard Consulting, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,020,661; sole dispositive power 0; shared dispositive power 4,020,661; aggregate amount beneficially owned 4,071,574 (5.4% of the class)
  Comment: Item 13 percentage based on 75,219,854 shares of Common Stock outstanding on January 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Priority Technology Holdings, Inc.
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, United States (X1), 30004
Comment:
This Amendment No. 2 (this "Amendment No. 2") is being filed by AESV CreditCard Consulting, LLC ("AESV"), with respect to the shares of Common Stock (as defined below) directly held by it and the shares of Common Stock issuable upon exercise of warrants directly held by it and John V. Priore ("Priore"), who serves as the manager of, and solely controls, AESV, with respect to the shares of Common Stock directly held by AESV and the shares of Common Stock issuable upon exercise of warrants directly held by AESV. Priore and AESV are collectively referred to herein as the "Reporting Persons". The Reporting Persons amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 25, 2018 (the "Schedule 13D"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

This Schedule 13D relates to the Common Stock, $0.001 par value per share ("The Common Stock") of Priority Technology Holdings, Inc., a Delaware corporation (the "Issuer"), with principal executive offices at 2001 Westside Parkway, Suite 155, Alpharetta, Georgia 30004.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 75,219,854 shares of Common Stock reported to be outstanding as of January 15, 2025, as described in the Company's Prospectus Supplement filed with the SEC on January 17, 2025, registration number 333-283519.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons sold 598,187 shares on June 14, 2024 in a direct sale transaction at $3.56 per share sale price. The Reporting Persons sold 3,454,575 shares on January 17, 2025 in an underwritten secondary offering at $7.44 per share sale price, as described in the Company's Prospectus Supplement filed with the SEC on January 17, 2025, registration number 333-283519. The Reporting Persons sold 1,242,856 shares on January 21, 2025 in an underwritten secondary offering as a result of underwriters exercising their option to purchase additional shares, as described in the Company's Prospectus Supplement filed with the SEC on January 17, 2025, registration number 333-283519.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- John V. Priore: John V. Priore, John V. Priore (01/22/2025)
- AESV CreditCard Consulting, LLC: AESV CreditCard Consulting, LLC, John V. Priore/Manager (01/22/2025)